Exhibit 99.96

Term Sheet

MCLOUD TECHNOLOGIES CORP.

$10,000,000

PUBLIC OFFERING OF UNITS JUNE 25 2020

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada and in Nunavut. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document. Copies of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement, may be obtained from Raymond James Ltd., 5300 – 40 King Street West, Scotia Plaza, P.O. Box 415, Toronto, Ontario, M5H 3Y2, Attn: ECM-Syndication@raymondjames.ca.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Issuer:	mCloud Technologies Corp. (the “Company”).

Size of Offering:	$10 million (the “Offering”).

Offering Price:	To be determined in the context of the market (the “Offering Price”).

Offered Securities:	Units of the Company (the “Units”), each Unit to be comprised of one common share (each, a “Common Share”) and one-half of one common share purchase warrant of the Company (each whole common share purchase warrant, a “Warrant”).

Warrants:	Each Warrant shall be exercisable to acquire one common share of the Company (a “Warrant Share”) for a period of [●] following the Closing Date (as hereinafter defined) at an exercise price to be determined in the context of the market, subject to adjustment in certain events.

Over-Allotment Option:	The Underwriters (as hereinafter defined) will have the option (the “Over-Allotment Option”) to acquire up to such number of additional Units as is equal to 15% of the Units sold pursuant to the Offering, exercisable within 30 days of the closing of the Offering. The Underwriters may elect to acquire Units, Common Shares and/or Warrants on exercise of the Over- Allotment Option.

Terms:	Marketed public offering in Canada by way of a Base Shelf Prospectus and a Prospectus Supplement, subject to a formal underwriting agreement.

Offering Jurisdictions:	All provinces of Canada pursuant to the Prospectus Supplement, in the United States on a private placement basis pursuant to applicable exemptions from the registration requirements of the United States Securities Act of 1933, as amended, and in compliance with applicable state blue-sky laws, and outside of Canada and the United States on a private placement or equivalent basis.

Trading Market:	TSX Venture Exchange under the symbol “MCLD”.

Eligibility:	The Common Shares, Warrants and Warrant Shares will be eligible for RRSPs, RRIFs, RDSPs, RESPs, TFSAs and DPSPs.

Use of Proceeds:	Acquisition of kanepi Group Pty Ltd., working capital and general corporate purposes.

Compensation:	7.0% of the gross proceeds raised in respect of the Offering, including the
Over-Allotment Option.

Listing:	The Company will arrange for the listing of the Common Shares, Warrants and Warrant Shares issuable pursuant to the Offering on the TSX Venture Exchange.

Closing Date:	On or about ● (the “Closing Date”).

Sole Bookrunner & CoLead:	Raymond James Ltd.

Underwriters:	Raymond James Ltd.-70%
Eight Capital.– 25%
Paradigm Capital Inc.- 5%